Exhibit B
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Year ended December 31,					Period ended June 30,
	2005	2006	2007	2008	2009	2009	2010
				(US$ million)
				(unaudited)
Income before discontinued operations, income taxes and equity results	5,420	7,829	15,233	13,217	7,123	3,886	5,524
Fixed charges:
Interest costs — capitalized	86	126	78	230	266	115	102
Interest costs — expensed	560	1,222	2,517	1,765	1,558	580	979
Guaranteed preferred stock dividend	129	213	370	475	638	569	702

	775	1,561	2,965	2,470	2,462	1,264	1,783
Amortization of capitalized interest	8	13	18	26	38	11	20
Distributed income of equity investees	489	516	394	513	386	143	249

	6,692	9,919	18,610	16,226	10,009	5,304	7,576
Less: interest capitalized	(86)	(126)	(78)	(230)	(266)	(115)	(102)

	6,606	9,793	18,532	15,996	9,743	5,189	7,474

Ratio of earnings to combined fixed charges and preferred dividends	8.52	6.27	6.25	6.48	3.96	4.11	4.19

B-1